SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 10-SB-A1

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                   GENERAL FORM FOR REGISTRATION OF SECURITIES

         Pursuant To Section (g) of the Securities Exchange Act of 1934

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                               eWorld Travel Corp.

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Nevada                                                                68-0423301
(Jurisdiction of Incorporation)             (I.R.S. Employer Identification No.)


34700 Pacific Coast Highway, Suite 303, Capistrano Beach CA                92624
(Address of principal executive offices)                              (Zip Code)


Registrant's telephone number, including area code: (949) 248-1765




The following Securities are to be registered pursuant to Section 12(g) of the
Act:


                                        Class-A Common Voting Equity Stock

                                                     2,682,000

                                                 January 28, 2000


     The EXHIBIT INDEX is located at page 31 of this Registration Statement

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                                     PART I
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                          Unnumbered Item: Introduction

     This 1934 Act Registration Statement is voluntarily filed pursuant to
Section 12(g) of the Securities Exchange Act of 1934, in order to comply with the requirements of National Association of Securities Dealers for submission for quotation on the Over the Counter Bulletin Board, often called "OTCBB". This Issuer's common stock is not presently quoted on the OTCBB or elsewhere and has never traded in brokerage transaction. The requirements of the OTCBB are that the financial statements and information about the Issuer be reported periodically to the Commission and be and become information that the public can access easily. This issuer wishes to report and provide disclosure voluntarily, and will file periodic reports in the event that its obligation to file such reports is suspended under the Exchange Act. If and when this 1934 Act Registration is effective and clear of comments by the staff, this issuer will be eligible for consideration for the OTCBB upon submission of one or more NASD members for permission to publish quotes for the purchase and sale of the shares of the common stock of the issuer.

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                        Item 1. Description of Business.
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(a) Business Development.

     (1) Form and Year of Organization. eWorld Travel Corp., the Registrant, was organized as a closely held Nevada Corporation, on December 9, 1998. On or about January 4, 1999, the Registrant extended a limited offering, pursuant to Rule 504, of Regulation D, as then promulgated by the Securities and Exchange Commission. The offering was 2,000,000 shares of common stock, at $0.01 per share, to twenty investors, including the founders and initial affiliates. The 2,000,000 shares were subscribed for and placed to sophisticated investors, with pre-existing relationships to the Registrant. On March 1, 1999, the Registrant authorized an additional placement of 672,000 additional shares of common stock, at $0.025 per share, pursuant to the Rule, to eight sophisticated investors, all of whom had previous relationships to the Registrant, and many of whom had invested in the initial 2,000,000 share offering. On March 31, 1999, the Registrant accepted two additional subscriptions from two accredited investors, for a total of 10,000 shares of common stock, at $0.20 per share, also pursuant to Rule 504. As a result of the foregoing, the Registrant has 2,682,000 shares of common stock issued and outstanding.

     (2) Bankruptcy, Receivership or Similar Proceeding. None from inception to date.

(b) Business of the Issuer.

     (1) Principal Products or Services and their Markets. The Registrant is a market driven company created for the purpose of providing Internet-based online travel services for business and leisure travelers. From the Registrant's web site, prospective customers can search for and book airline flights, car rentals, hotel vacations and other services from the convenience of their personal computers.

     The travel industry represents a large and lucrative market, with an estimated total value of as much as $2 trillion, annually, according to the World Tourism Organization. Global spending on travel and tourism has more than doubled in the decade as the standard of living of many or most people in the world has risen, and as more countries have become accessible to tourism. In 1997, spending in the United States by domestic and international travellers generated more than $502 billion. It is from this enormous market that U.S. travel agencies and tour operators earn their sizable revenues. In the

United States, the tourism industry is currently the third largest retail industry, behind automotive and food stores.

     Online travel services were the first real example of online commerce in the business sector, increasing efficiently and reducing the expense of travel planning. Online travel revenues can be expected to grow exponentially over the next five years, as computer users discover the convenience and ease of booking online. Internet users booked $276 million in travel services in 1996. In 1997, sales tripled to $827 million. By the year 2000, the size of the online travel industry will reach $9 billion, with airline tickets accounting for 73 percent of sales. Solomon Brothers has said that real-time travel information was the "third revolution" in the airline industry, after the launch of jet aircraft in the 1950's, and the deregulation in the late 70's. Research studies indicate that online travel services could be the fastest-growing segment of electronic commerce over the internet.

     (2) Distribution Methods of the products or services. The Registrant's web site is on the World Wide Web at www.eworld.com. The site provides customers with an intuitive interface of real- time data. By linking to the industry's computer reservation services, the site searches Apollo, Sabre, Worldspan, and System One data bases and provides customers with travel information and reservation capabilities 24 per day. Visitors to the site will have access to more than 500 airlines, 50 car rental companies, and 33,000 hotels. These extensive services are made possible through a partnership with Internet Travel Services, Inc., out of Palo Alto, California ("ITN"). The Registrant has contracted with ITN to provide the "booking engine" to the Registrant's web site, thereby accessing ITN's extensive computer data bases, technology, services and support system. Linking the web site to ITN's system via the Internet will reduce significantly the Registrant's start-up time and costs. In exchange, ITN receives a small transaction fee for providing turnkey ticket fulfillment. This relationship will free the Registrant to focus its attention and resources on generating revenues from travel booking services and advertising placed on the site. The Registrant's web site manager is Virtual Kingdom, and Internet company located in Vancouver BC Canada specializing in the development of Web applications. It is owned by Darcy Foster and David Eckman and has been established since June of 1998.
(http://www.virtualkingdom.bc.ca or [604] 733-1474.)

     (3) Status of any publicly announced new product or service. None.

     (4) Competitive business conditions and the small business issuer's competitive position in the industry. Competition in the Internet Travel Service industry is intensely competitive, and the intensity of such competition can only increase as the market expands. It is extremely significant that ease of entry into the area of Registrant's business is as practical for competitors as for any competitors. It is notable that many major credit cards, banks and other large institutions presently compete in this area, offering some services to their established customers, and that competition with such institutional giants will continue to present a challenge to the Registrant.

     (5) Sources of and availability of raw Materials and the names of principal suppliers. Not applicable.

     (6) Dependance on one or a few major customers. Not applicable.

     (7) Patents, Trademarks, licenses, franchises, concessions, royalty agreements or labor contracts. Not applicable.

     (8) Need for any government approval of principal products or services and status. Not applicable.

     (9) Effect of existing or probable governmental regulations on the business. Not applicable.

     (10) Estimate of amount spent on research and development in each of last two years. None.

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

     (11) Costs and effects of compliance with environmental laws. Not applicable.

     (12) Number of total employees and full-time employees. None.

     (13) Year 2000 Compliance, effect on customers and suppliers. The Registrant is not aware of any Year 2000 compliance issues which would affect customers or suppliers, specifically. Any Internet company shares the general risks of interference with the system as a whole, or of some unforeseeable segment. The Registrant has made a reasonable series of inquires of those upon whom its business depends directly, and is informed and believes that it is as Y2K compliant as is reasonably possible, and foresees no Y2K effect upon its business or business plan.

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        Item 2. Managements Discussion and Analysis or Plan of Operation.
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     (a) Plan of Operation. The initial plan is to take optimal advantage of the burgeoning market by positioning the Registrant as a one-stop shop, for travellers worldwide, offering the widest possible range of travel information, services and products. This is considered an ambitious but achievable plan.

     (1) Plan of Operation for the next twelve months. The initial revenue generation is expected to be generated from advertisers on the web site, and gradually shifting in favor of customer bookings. Emphasis will expand with offerings of travel related products over time. While there can be no assurance of success, the Registrant believes that its site will attract the attention of travellers, by means of the extensive array of free travel information available, and its ease of use.

     (i) Cash Requirements and of Need for additional funds, twelve months. The Registrant estimates that it will require about $250,000.00 in new financing, during the next twelve months, with which to launch and sustain its operations. While no specific financing program has been fixed or adopted, the Registrant intends to raise these funds by the private placement of up to 1,000,000 new investment shares of common stock, at $0.25 per share, to sophisticated, accredited and institutional investors.

     (ii) Summary of Product Research and Development. None.

     (iii) Expected purchase or sale of plant and significant equipment. None. The Registrant would expect to obtain a working office, and to furnish it with office equipment and one or two ordinary personal computers. The Registrant does not require an expensive server or database system because of its license to use the ITN Network.

     (iv) Expected significant change in the number of employees. The Registrant has no employees now, other than its two Officers and Directors. The Registrant would expect to employ a manager and two sales personnel when operations are launched.

     (b) Discussion and Analysis of Financial Condition and Results of Operations. This Registrant has had no operations to date, and no revenues or expenses in 1998. Its expenses during the nine months ended September 30, 1999, reflect administrative, legal and professional expenses only, in connection with organization and corporate filings and audit. It is likely that the operational picture for the next twelve months will be dominated by initial operating losses, incurred while revenues build slowly. Building revenues will entail successful establishment of strategic alliances with hotels, airlines, cruise lines, tour organizers and independent booking agents, to promote the use and awareness of the site. The more active the site becomes, independent of booking revenues, the more profitable advertising revenues may be expected to become, both in terms of demand for space, and in terms of the commercial value of advertising on the Registrants site. A fair guess would be that profitability might be realized in the fourth quarter of 2000, and may not be achieved before that time.

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                        Item 3. Description of Property.
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     The Issuer has no property and enjoys the non-exclusive use of offices and telephone of its officers and attorneys, at the present time.

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     Item 4. Security Ownership of Certain Beneficial Owners and Management.
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     (a) Security Ownership of Management. To the best of Registrant's knowledge and belief the following disclosure presents the total beneficial security ownership of all Directors and Nominees, naming them, and by all Officers and Directors as a group, without naming them, of Registrant, known to or discoverable by Registrant. More than one person, entity or group could be beneficially interested in the same securities, so that the total of all percentages may accordingly exceed one hundred percent. Please refer to explanatory notes if any, for clarification or additional information.

     (b) Security Ownership of Certain Beneficial Owners. To the best of Registrant's knowledge and belief the following disclosure presents the total security ownership of all persons, entities and groups, known to or discoverable by Registrant, to be the beneficial owner or owners of more than five percent of any voting class of Registrant's stock. More than one person, entity or group could be beneficially interested in the same securities, so that the total of all percentages may accordingly exceed one hundred percent of some or any classes. Please refer to explanatory notes if any, for clarification or additional information.

     (c) Changes in Control. There are no arrangements known to Registrant, including any pledge by any persons, of securities of Registrant, which may at a subsequent date result in a change of control of the Issuer.

                                       (a)

=====================================================================================================================
NAME AND ADDRESS OF                                         SHARE                           SHARE
OFFICER/DIRECTOR                                          OWNERSHIP            %          ATTRIBUTION             %
---------------------------------------------------------------------------------------------------------------------
Gerald Yakimishyn (1)
11270 Chalet Road                                          260,000            9.69         1,470,000            54.81
Sidney B.C. Canada V8L 5M1       President/Director
---------------------------------------------------------------------------------------------------------------------
Kirt W. James (2)
24843 Del Prado #318                                             0            0.00           100,000             3.73
Dana Point CA 92629              Secretary/Treasurer
=====================================================================================================================
Officers and Directors as a                                260,000            9.69         1,570,000            58.54
Group
=====================================================================================================================
Total Shares Issued and                                  2,682,000          100.00         2,682,000           100.00
Outstanding
=====================================================================================================================

                                       (b)
=====================================================================================================================
NAME AND ADDRESS OF                                         SHARE                           SHARE
BENEFICIAL OWNER                                          OWNERSHIP            %          ATTRIBUTION             %
---------------------------------------------------------------------------------------------------------------------
Sharon Yakimishyn (1)                                      160,000            5.97         1,470,000            54.81
11270 Chalet Road
Sidney B.C. Canada V8L 5M1
---------------------------------------------------------------------------------------------------------------------
GSMY Development Ltd. (1)                                  150,000            5.59         1,470,000            54.81
11270 Chalet Road
Sidney B.C. Canada V8L 5M1
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
Travis Yakimishyn (1)                                      160,000            5.97         1,470,000            54.81
11270 Chalet Road
Sidney B.C. Canada V8L 5M1
---------------------------------------------------------------------------------------------------------------------
Troy Yakimishyn (1)                                        160,000            5.97         1,470,000            54.81
11270 Chalet Road
Sidney B.C. Canada V8L 5M1
---------------------------------------------------------------------------------------------------------------------
Alysha Yakimishyn (1)                                      160,000            5.97         1,470,000            54.81
11270 Chalet Road
Sidney B.C. Canada V8L 5M1
---------------------------------------------------------------------------------------------------------------------
San Juan Capital Corp. (1)                                 260,000            9.69         1,470,000            54.81
11270 Chalet Rd.
Sidney B.C. Canada
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G.S.M.Y. Development Ltd. (1)                              160,000            5.97         1,470,000            54.81
11270 Chalet Rd.
Sidney B.C. Canada V8L 5M1
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Shibewalt Management, Inc.(2)                              100,000            3.73           100,000             3.73
24843 Del Prado #318
Dana Point CA 92629
=====================================================================================================================

(1) These shares are attributed as if common ownership among Mr.
Yakimishyn and his personal and corporate family.

(2) Shibewalt Management, Inc. is a private corporation wholly-owned by Mr. James.

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      Item 5. Directors, Executive Officers, Promoters and Control Persons.
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     The following persons are the Directors of Registrant, having taken office from the inception of the issuer, to serve until their successors might be elected or appointed. The time of the next meeting of shareholders has not been determined and is not likely to take place before a targeted acquisition or combination is determined.

     Gerald Yakimishyn, age 46, President, Founder and Director, will be coordinating the administrative efforts of the Registrant, and will guide it in its implementation of its strategic business plan. Mr. Yakimishyn has a diverse background ranging from hands-on, in-the-field mineral exploration experience, to leadership in secondary-level industrial education. He was a Surrey School District administrator for 14 years, before his move into the private industry. Mr. Yakimishyn was instrumental in the management and capitalization of Pierce Mountain Resources, Carmelita Resources Limited and Meridian Mercantile, Inc., a merchant banking organization; before joining Sino Pacific Development in 1996. He became CEO and President of Sino Pacific Development in 1997. He was an investor and Director of MarketCentral.Net, an emerging internet company, during its recent organization and launch, retiring November 17, 1999. Mr. Yakimishyn devotes only such time to the business of the Registrant as is necessary to perform his duties as an officer and director.

     Kirt W. James, the Registrant's Secretary/Treasurer, has a lifelong background in marketing and sales. From 1972 to 1987, Mr. James was responsible for sales and business administrative matters for Glade N. James Sales Co., Inc. and from 1987 to 1990 Mr. James built retail markets for American International Medical Supply Co., a publicly traded company. In 1990 he formed and became President of HJS Financial Services, Inc., and was responsible for the day to day business operations of the firm as well as consultation with Clients concerning their business and Product Development. He remains the President and Sole Shareholder of HJS, which is presently substantially inactive. During the past five years Mr. James has been involved in the valuation of private companies for internal purposes, and as a consultant to private companies engaged in the private sale and acquisition of other private businesses. He has also assisted private and public companies in planning for entry into the public market place. Mr. James is not and has never been a broker-dealer. He has acted primarily as consultant, and in some cases has served as an interim officer and director of public companies in their development stage. The following disclosure identifies those public companies with which he has been involved during the past five years: Earth Industries, Inc., EditWorks, Ltd., Market Formulation & Research, Inc., Mex Trans Seafood Consulting, Inc., and North American Security & Fire. He is also an Officer and Director of Oasis 4th Movie Project, an operating non-trading company, and DP Charters, Inc. a public company currently quoted on the "Pink Sheets".

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                         Item 6. Executive Compensation.
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     The Registrant's Directors serve without compensation at this time. No plan of compensation has been adopted or is under consideration at this time. None of the Directors currently receives, or has ever received, any salary from the Registrant in their capacities as such. No officers or directors are under an employment contract with the Registrant. The Registrant has no retirement, pension, profit sharing, or insurance or medical reimbursement plans. Mr. James, the Registrant's Secretary Treasurer, is an officer of Intrepid International, Ltd., a Nevada Corporation, which performs corporate services to the Registrant on a time-fee basis. Mr. James receives no special or extra-compensation by Intrepid, by reason of his service as Officer or Director of this Registrant.

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             Item 7. Certain Relationships and Related Transactions.
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     Mr. James, the Registrant's Secretary Treasurer, is an officer of Intrepid
International, Ltd., a Nevada Corporation, which performs corporate services to the Registrant on a time-fee basis. Intrepid has no security interest in this Registrant. As part of this arrangement, Intrepid's General Counsel, William Stocker serves as Special Securities Counsel to this Registrant. Mr. Stocker has also served as Counsel to Mr. James from time to time.

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                       Item 8. Description of Securities.
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The Registrant's Capital Authorized and Issued. The Registrant is authorized to issue 100,000 shares of a single class of Common Voting Stock, of par value $0.001, of which 2,682,000 are issued and outstanding.

Common Stock. All shares of Common Stock when issued were fully paid for and nonassessable. Each holder of Common Stock is entitled to one vote per share on all matters submitted for action by the stockholders. All shares of Common Stock are equal to each other with respect to the election of directors and cumulative voting is not permitted; therefore, the holders of more than 50% of the outstanding Common Stock can, if they choose to do so, elect all of the directors. The terms of the directors are not staggered. Directors are elected annually to serve until the next annual meeting of shareholders and until their successor is elected and qualified. There are no preemptive rights to purchase any additional Common Stock or other securities of the Registrant. The owners of a majority of the common stock may also take any action without prior notice or meeting which a majority of shareholders could have taken at a regularly called shareholders meeting, giving notice to all shareholders thereafter of the action taken. In the event of liquidation or dissolution, holders of Common Stock are entitled to receive, pro rata, the assets remaining, after creditors, and holders of any class of stock having liquidation rights senior to holders of shares of Common Stock, have been paid in full. All shares of Common Stock enjoy equal dividend rights. There are no provisions in the Articles of Incorporation or By-Laws which would delay, defer or prevent a change of control.

Secondary Trading refers to the marketability to resell the securities of this Registrant in brokerage transactions, and that marketability is generally governed by Rule 144, promulgated by the Securities and Exchange Commission pursuant to ss.3 of the Securities Act of 1933. Securities which have not been registered pursuant to the Securities Act of 1933, but were exempt from such registration when issued, are generally "Restricted Securities" as defined by Rule 144(a). The impact of the restrictions of Rule 144 are (A) a basic one year holding period from purchase; and (B) a limitation of the amount any shareholder may sell during the second year, as to non-affiliates of the Registrant; however, as to shares owned by affiliates of the Registrant, the second- year limitation of amounts attaches and continues indefinitely, at least until such person has ceased to be an affiliate for 90 days or more. The limitation of amounts is generally 1% of the total issued and outstanding in any 90 day period. The common stock of this Registrant was issued pursuant to Rule 504 of Regulation D, then in force, such that the common shares of this Registrant are not Restricted "Securities" as defined in Rule 144(a). As to non-affiliates of the Registrant, this means that the securities may be resold in brokerage transaction without restriction of Rule 144. As to affiliates of the Registrant, while the one year basic hold of (A) does not apply, the restrictions apply to limit resales to the amounts of (B) do apply.

Unrestricted Shares of Common Stock. 2,682,000 are issued and outstanding. (A) 1,112,000 shares are held by non-affiliates of the Registrant and are believed to be unrestricted securities which could be sold in brokerage transaction in compliance with Rule 144. These 1,112,000 shares were issued pursuant to Rule 504 on or before April 6, 1999, and were not, when issued Restricted Securities, as defined by Rule 144(a). (B) 1,570,000 shares are held by affiliates of the Registrant and are believed to be affiliate restricted securities which could be sold in brokerage transaction only in limited amounts, in compliance with Rule 144(e)(1). These 1,570,000 shares were issued pursuant to Rule 504 on or before April 6, 1999, and were not, when issued Restricted Securities, as defined by Rule 144(a). Nonetheless, Rule 144(e)(1) effectively applies to resales by affiliates.

Options and Derivative Securities. There are no outstanding options or derivative securities of this Registrant. There are no shares issued or reserved which are subject to options or warrants to purchase, or securities convertible into common stock of this Registrant.

Risks of "Penny Stock." The Company's common stock may be deemed to be "penny stock" as that term is defined in Reg.Section 240.3a51-1 of the Securities and Exchange Commission. Penny stock share stocks (i) with a price of less than five dollars per share; (ii) that are not traded on a "recognized" national exchange;
(iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ) listed stocks must still meet requirement (i) above); or (iv) in issuers with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than $6,000,000 for the last three years.

     Section 15(g) of the Securities Exchange Act of 1934, as amended, and Reg.
Section 240.15g-2 of the Securities and Exchange Commission require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in the Company's common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock."

     Moreover, Reg. Section 240.15g-9 of the Securities and Exchange Commission requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker--dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in the Company's common stock to resell their shares to third parties or to otherwise dispose of them.

     Risks of State Blue Sky Laws. In addition to other risks, restrictions and limitations which may affect the resale of the existing shares of the common stock of this Registrant, consideration must be given to the "Blue Sky" laws and regulations of each State or jurisdiction in which a shareholder wishing to re-sell may reside. This Registrant has taken no action to register or qualify its common stock for resale pursuant to the "Blue Sky" laws or regulations of any State or jurisdiction. Accordingly offers to buy or sell the existing securities of this Registrant may be unlawful in certain States, even after such time as the Registrant's common stock may be quoted on the OTCBB.


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                                       9

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                                     PART II
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                                     Item 1.
           Market Price of and Dividends on Registrant's Common Equity
             and Shareholder Matters Equity and Shareholder Matters.
--------------------------------------------------------------------------------

     (a) Market Information. The Common Stock of this Issuer is not quoted Over the Counter on the Bulletin Board ("OTCBB") or the "Pink Sheets. There has been no trading market and or market activity to date. This 1934 Act Registration Statement is voluntarily filed pursuant to Section 12(g) of the Securities Exchange Act of 1934, in order to comply with the requirements of National Association of Securities Dealers for submission for quotation on the Over the Counter Bulletin Board, often called "OTCBB". This Issuer's common stock is not presently quoted on the OTCBB or elsewhere and had never traded in brokerage transaction. The requirements of the OTCCB are that the financial statements and information about the Issuer be reported periodically to the Commission and be and become information that the public can access easily.

     (b) Holders. There are 21 holders of the common stock of this Registrant, as of the date of this filing.

     (c) Dividends. No cash dividends, or other dividend of any kind, have been paid by the Company on its Common Stock or other Stock and no such payment is anticipated in the foreseeable future.


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                           Item 2. Legal Proceedings.
--------------------------------------------------------------------------------
There are no proceedings, legal, enforcement or administrative, pending, threatened or anticipated involving or affecting this Issuer.

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             Item 3. Changes in and Disagreements with Accountants.
--------------------------------------------------------------------------------

     There have been no disagreements of any sort or kind with Auditors or Accountants respecting any matter or item reflected in the financial statements of this Issuer.

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                Item 4. Recent Sales of Unregistered Securities.
--------------------------------------------------------------------------------

     On or about January 4, 1999, the Registrant extended a limited offering, pursuant to Rule 504, of Regulation D, as then promulgated by the Securities and Exchange Commission. The offering was 2,000,000 shares of common stock, at $0.01 per share, to twenty investors, including the founders and initial affiliates. The 2,000,000 shares were subscribed for and placed to those twenty sophisticated investors, with pre-existing relationships to the Registrant.

     On March 1, 1999, the Registrant authorized an additional placement of 672,000 additional shares of common stock, at $0.025 per share, pursuant to Rule 504, to eight sophisticated investors, all of whom had previous relationships to the Registrant, and many of whom had invested in the initial 2,000,000 share offering.

     On March 31, 1999, the Registrant accepted two additional subscriptions from two accredited investors, for a total of 10,000 shares of common stock, at $0.20 per share, also pursuant to Rule 504. As a result of the foregoing, the Registrant has 2,682,000 shares of common stock issued and outstanding.

     All placements were of common stock only. There were no underwritings and no commissions were paid.

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               Item 5. Indemnification of Officers and Directors.
--------------------------------------------------------------------------------

     There are no provisions in the Articles of Incorporation, By- Laws or Resolutions of the Board of Directors, for indemnification of Officers or Directors.


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                                       11

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                                    PART F/S
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                            FINANCIAL STATEMENTS                          PAGE
--------------------------------------------------------------------------------
 F-1    AUDITED FINANCIAL STATEMENTS for the nine months                   13
        ended September 30, 1999, and the years ended
        December 31, 1998, and from inception December 10,
        1998
--------------------------------------------------------------------------------
 F-2    UN-AUDITED FINANCIAL STATEMENTS for the eleven                     23
        months ended November 30, 1999, and the years
        ended December 31, 1998, and from inception
        December 10, 1998
================================================================================


             THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK

--------------------------------------------------------------------------------

                      Financial Statements: Attachment F-1

                               Auditied Financials
                              for the period ending
                    September 30, 1999 and December 31, 1998

--------------------------------------------------------------------------------
                            eWorld Travel Corporation
                          (a Development Stage Company)
                              Financial Statements
                    September 30, 1999 and December 31, 1998

                                 C O N T E N T S



Independent Auditors' Report ...............................................   3

Balance Sheets .............................................................   4

Statements of Operations ...................................................   5

Statements of Stockholders' Equity .........................................   6

Statements of Cash Flows ...................................................   7

Notes to the Financial Statements ..........................................   8

                  [LETTERHEAD OF CROUCH, BIERWOLF & CHISHOLM]

--------------------------------------------------------------------------------

                          INDEPENDENT AUDITOR'S REPORT



To the Board of Directors and Stockholders of eWorld Travel Corporation

We have audited the accompanying balance sheets of eWorld Travel Corporation (a Development Stage Company) as of September 30, 1999 and December 31, 1998 and the related statements of operations, stockholders' equity and cash flows for the nine months ended September 30, 1999 and the year ended December 31, 1998 and from inception on December 10, 1998 through September 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of eWorld Travel Corporation (a Development Stage Company) as of September 30, 1999 and December 31, 1998 and the results of its operations and cash flows for the nine months ended September 30, 1999 and the year ended December 31, 1998 and from inception on December 10, 1998 through September 30, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company's recurring operating losses and lack of working capital raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to those matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Crouch, Bierwolf & Chisholm


Salt Lake City, Utah
November 3, 1999
                            eWorld Travel Corporation
                          (a Development Stage Company)
                                 Balance Sheets

                                     Assets

                                                     September 30,  December 31,
                                                         1999           1998
                                                       --------       --------

Current assets
   Cash                                                $  5,010       $   --
                                                       --------       --------

Total Current Assets                                      5,010           --
                                                       --------       --------

      Total Assets                                     $  5,010       $   --
                                                       ========       ========

                      Liabilities and Stockholders' Equity

Current Liabilities
   Accounts payable - related party (Note 4)                385           --
                                                       --------       --------

Total Current Liabilities                                   385           --
                                                       --------       --------

Stockholders' Equity

   Common Stock, authorized
     100,000,000 shares of $.001 par value,
     issued and outstanding 2,682,000 and
     2,000,000 shares                                     2,682          2,000
   Additional Paid in Capital                            36,118         18,000
   Less: Subscription receivable                         (1,000)       (20,000)
   Deficit Accumulated During the
     Development Stage                                  (33,175)          --
                                                       --------       --------

Total Stockholders' Equity                                4,625           --
                                                       --------       --------

Total Liabilities and Stockholders' Equity             $  5,010       $   --
                                                       ========       ========



    The accompanying notes are an integral part of these financial statements
                            eWorld Travel Corporation
                          (a Development Stage Company)
                            Statements of Operations


                                                                    From inception on
                                                                       December 10,
                                       For the Nine     For the            1998
                                       Months Ended    Year Ended        through
                                       September 30,   December 31,    September 30,
                                           1999            1998            1999
                                        -----------     -----------     -----------

Revenues:                               $      --       $      --       $      --

Expenses:

   General and administrative                33,175            --            33,175
                                        -----------     -----------     -----------

          Total Expenses                     33,175            --            33,175
                                        -----------     -----------     -----------

Net Loss                                $   (33,175)    $      --       $   (33,175)
                                        ===========     ===========     ===========

Net Loss Per Share                      $      (.01)    $      --       $      (.01)
                                        ===========     ===========     ===========

Weighted average shares outstanding       2,378,889       2,000,000       2,341,000
                                        ===========     ===========     ===========

    The accompanying notes are an integral part of these financial statements
                            eWorld Travel Corporation
                          (a Development Stage Company)
                        Statement of Stockholders' Equity

                                                                                                                           Deficit
                                                                                                                         Accumulated
                                                                                                       Additional        During the
                                                                           Common Stock                  paid-in         Development
                                                                      Shares           Amount            capital            Stage
                                                                    ---------         ---------         ---------         ---------
Common stock, issued at inception for
cash at $.01 per share                                              2,000,000         $   2,000         $  18,000         $    --

Net loss for the year ended December 31, 1998                            --                --                --                --
                                                                    ---------         ---------         ---------         ---------

Balance, December 31, 1998                                          2,000,000             2,000            18,000              --

Common stock issued for cash at $.025 per share                       672,000               672            16,128              --

Common stock issued for cash at $.20 per share                         10,000                10             1,990              --

Net loss for the nine months ended
    September 30, 1999                                                   --                --                --             (33,175)
                                                                    ---------         ---------         ---------         ---------

Balance, September 30, 1999                                         2,682,000         $   2,682         $  36,118         $ (33,175)
                                                                    =========         =========         =========         =========

    The accompanying notes are an integral part of these financial statements
                            eWorld Travel Corporation
                          (a Development Stage Company)
                            Statements of Cash Flows

                                                             From inception on
                                    For the Nine    For the   December 10 1998
                                    Months Ended   Year ended      through
                                    September 30, December 31,  September 30,
                                        1999          1998           1999
                                      --------      --------       --------
Cash Flows form Operating
 Activities

     Net loss                         $(33,175)     $   --        $(33,175)
     Adjustments to reconcile
       net loss to net cash
       provided by operations:
      Increase in payables                 385          --             385
                                      --------      --------      --------

Net Cash (Used) Provided by
 Operating Activities                  (32,790)         --         (32,790)
                                      --------      --------      --------

Cash Flows from Investment
 Activities:                              --            --            --
                                      --------      --------      --------

Net Cash (Used) Provided by
   Investing Activities                   --            --            --
                                      --------      --------      --------

Cash Flows from Financing
 Activities:
     Issued common stock for cash       37,800          --          37,800
                                      --------      --------      --------

Net Cash (Used) Provided by
   Financing Activities                 37,800          --          37,800
                                      --------      --------      --------

Net increase (decrease) in cash          5,010          --           5,010

Cash, beginning of period                 --            --            --
                                      --------      --------      --------

Cash, end of period                   $  5,010      $   --        $  5,010
                                      ========      ========      ========

    The accompanying notes are an integral part of these financial statements
                            eWorld Travel Corporation
                          (a Development Stage Company)
                        Notes to the Financial Statements
                    September 30, 1999 and December 31, 1998

NOTE 1 - Summary of Significant Accounting Policies

     a.   Organization

          eWorld Travel Corporation (the Company) was incorporated on December 10, 1998 under the laws of the state of Nevada. The Company is currently engaged in providing internet-based travel services. The Company has not yet secured operations and is in the development stage according to Financial Accounting Standards Board Statement No. 7.

     b.   Accounting Method

          The Company recognizes income and expense on the accrual basis of accounting.

     c.   Earnings (Loss) Per Share

          The computation of earnings per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements.

     d.   Cash and Cash Equivalents

          The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

     e.   Provision for Income Taxes

          No provision for income taxes has been recorded due to net operating loss carryforwards totaling approximately $33,175 that will be offset against future taxable income. These NOL carryforwards begin to expire in the year 2015. No tax benefit has been reported in the financial statements because the Company believes there is a 50% or greater chance the carryforward will expire unused.

          Deferred tax assets and the valuation account is as follows at September 30, 1999 and December 31, 1998.

                                                September 30,   December 31,
                                                    1999           1998
                                                 ---------       ---------
     Deferred tax asset:
        NOL carrryforward                        $  11,300       $    --
     Valuation allowance                           (11,300)           --
                                                 ---------       ---------
     Total                                       $    --         $    --
                                                 =========       =========

NOTE 2 - Going Concern

          The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has had recurring operating losses and is dependent upon financing to continue operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. It is management's plan to find an operating company to merge with, thus creating necessary operating revenue.

                            eWorld Travel Corporation
                          (a Development Stage Company)
                        Notes to the Financial Statements
                    September 30, 1999 and December 31, 1998

NOTE 3 - Development Stage Company

          The Company is a development stage company as defined in Financial Accounting Standards Board Statement No. 7. It is concentrating substantially all of its efforts in raising capital and defining its business operation in order to generate significant revenues.

NOTE 4 - Related Party Transactions

          During the nine months ended September 30, 1999 an officer paid expenses on behalf of the Company in the amount of $385.

NOTE 5 - Equity

          During 1998, the Company issued 2,000,000 shares of common stock for a subscription receivable of $20,000. The Company received the $20,000 in January 1999.

          During 1999, the Company issued 672,000 shares of common stock for cash of $16,800 and 10,000 shares of common stock for cash of $1,000 and a subscription receivable of $1,000.

--------------------------------------------------------------------------------

                      Financial Statements: Attachment F-2

                             Un-Audited Financials
                             for the period ending
                    November 30, 1999 and December 31, 1999

--------------------------------------------------------------------------------

                               EWORLD TRAVEL CORP.

                          INDEX TO FINANCIAL STATEMENTS


                                                                            Page
                                                                            ----

Balance Sheets at December 31, 1998 and for the period ended
  November 30, 1999 (unaudited) ..........................................   F-2

Statements of Operations and Accumulated Deficit for December 31,
  1998 and for the period ended November 30, 1999 (unaudited) ............   F-3

Statements of Stockholders' (Deficit) Equity for the period from inception (December 10, 1998) through December 31, 1998,
  and for the period ended November 30, 1999 (unaudited) .................   F-4

Statements of Cash Flows for December 31, 1998 and for
  the period ended November 30, 1999 (unaudited) .........................   F-5

Notes to Financial Statements ............................................   F-6

                               EWORLD TRAVEL CORP.
                            BALANCE SHEET (UNAUDITED)
                   for the fiscal year ended December 31, 1998
                     and the period ended November 30, 1999


                                                              November 30, December 31,
                                                                 1999          1998
                                                               --------      --------

                                     ASSETS

CURRENT ASSETS

           Cash                                                $  4,895      $ 20,000
                                                               --------      --------

TOTAL CURRENT ASSETS                                              4,895        20,000

TOTAL ASSETS                                                   $  4,895      $ 20,000
                                                               ========      ========


                              STOCKHOLDERS' EQUITY

LIABILITIES

     Accounts payable                                          $    385
                                                               --------

TOTAL LIABILITIES                                                   385
                                                               --------

STOCKHOLDERS' EQUITY

     Common Stock, $.001 par value; authorized 100,000,000
        shares; issued and outstanding, 2,000,000 and
        2,682,000 shares respectively                             2,682      $  2,000

     Additional Paid-In Capital                                  35,118        18,000

     Accumulated Equity (Deficit)                               (33,290)
                                                               --------      --------

Total Stockholders' Equity                                        4,510        20,000
                                                               --------      --------

TOTAL LIABILITIES & STOCKHOLDERS' EQUITY                       $  4,895      $ 20,000
                                                               ========      ========


   The accompanying notes are an integral part of these financial statements.

                                    page F-2

                               EWORLD TRAVEL CORP.
             STATEMENTS OF LOSS AND ACCUMULATED DEFICIT (UNAUDITED)
                   for the fiscal year ended December 31, 1998
                     and the period ended November 30, 1999


                                                November 30,        December 31,
                                                    1999                1998
                                                -----------         -----------

Revenues                                        $       -0-         $       -0-
                                                -----------         -----------

General and Administrative                           33,290                 -0-
                                                -----------         -----------

Net Loss from Operations                            (33,290)                -0-
                                                                    -----------

Net Income (Loss)                               $   (33,290)        $       -0-
                                                ===========         ===========

Loss per Share                                  $    (.0137)        $       -0-
                                                ===========         ===========

Weighted Average
    Shares Outstanding                            2,428,889           2,000,000
                                                ===========         ===========



   The accompanying notes are an integral part of these financial statements.


                                    page F-3

                               EWORLD TRAVEL CORP.
            STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED)
             for the period from inception of the Development Stage
                 on December 10, 1998, through December 31, 1998
                     and the period ended September 30, 1999


                                                                                     Additional      Accumulated      Total Stock-
                                                   Common              Par            Paid-In          Equity        holders' Equity
                                                    Stock             Value           Capital         (Deficit)         (Deficit)
                                                  ----------        ----------       ----------       ----------        ----------
Common Stock issued at inception                   2,000,000        $    2,000       $   18,000       $        0        $   20,000

                                                  ----------        ----------       ----------       ----------        ----------
Balance at December 31, 1998                       2,000,000        $    2,000       $   18,000       $        0        $   20,000

Sale of Common Stock                                 672,000               672           16,128

Sale of Common Stock                                  10,000                10              990

Loss during the period from January 1
    through September 30, 1999                                                                           (33,290)
                                                  ----------        ----------       ----------       ----------        ----------
Balance at September 30, 1999                      2,682,000        $    2,682       $   35,118       $  (33,290)       $    4,510



   The accompanying notes are an integral part of these financial statements.


                                    page F-4

                               EWORLD TRAVEL CORP.
                       STATEMENTS OF CASH FLOW (UNAUDITED)
                   for the fiscal year ended December 31, 1998
                     and the period ended November 30, 1999


                                                    November 30,    December 31,
                                                        1999            1998
                                                      --------        --------

Operating Activities

   Net Income (Loss)                                  $(33,290)       $      0
                                                      --------        --------

Net Cash from Operations                               (33,290)              0

Cash Increase (Decrease) Sale of Stock                  17,800          20,000

Cash Increase (Decrease) Accounts payable                  385

Beginning Cash                                          20,000               0

Cash as of Statement Date                             $  4,895        $ 20,000
                                                      ========        ========



   The accompanying notes are an integral part of these financial statements.


                                    page F-5

                               EWORLD TRAVEL CORP.
                          NOTES TO FINANCIAL STATEMENTS
                  for the fiscal period ended December 31, 1998
                   and for the period ended November 30, 1999


1-FORMATION AND OPERATIONS OF THE COMPANY

     eWorld Travel Corp. (the "Company"), was incorporated under the laws of the State of Nevada on December 10, 1998. The Company is in the business of providing Internet-based online travel services for the business and leisure traveler. Prospective customers have the ability to visit the Company's unique interactive web site and book airline flights, car rentals, hotel reservations and other services. At inception the Company issued 2,000,000 shares of its common stock for $20,000 cash. In April, 1999 the Company authorized the issuance of 682,000 shares of common stock for $17,800.

2-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a)  BASIS OF ACCOUNTING

          Accounting records of the Company and financial statements are maintained and prepared on an accrual basis.

     (b)  FISCAL YEAR

          The Company's proposed fiscal year for accounting and tax purposes is December 31.

     (c)  CASH EQUIVALENTS

          For Financial Accounting Standards purposes, the Statement of Cash Flows, Cash Equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less. Whenever cash amounts are to be included on the Company's Statement of Cash Flow, however, they will be comprised exclusively of cash.

3-PROPERTY AND EXECUTIVE COMPENSATION

     (a)  PROPERTY:

          The Company's offices and all of its records are located at 24843 Del Prado, Suite 318, Dana Point, California 92629.

                                                   page F-6
                              eWorld Travel Corp.
                         Notes to Financial Statements
                 for the fiscal period ended December 31, 1998
                   and for the period ended November 30, 1999
                                   continued

     (b)  EXECUTIVE COMPENSATION:

          Since inception, the Company has paid no cash compensation to its officers or directors. Officers of the Company will be reimbursed for out-of-pocket expenses and may be compensated for the time they devote to the Company. In addition, Officers may receive compensation for services performed on behalf of the Company. The terms of any such compensation will be determined on the basis of the nature and extent of the services which may be required and will be no less favorable to the Company than the charges for similar services made by independent third parties who are similarly qualified. No officer or director is required to make any specific amount or percentage of his business time available to the Company.

5-STOCKHOLDERS' EQUITY.

     The Company is authorized to issue 100,000,000 shares of common stock having a par value of $0.001. In December 1998, 2,000,000 shares of Common Stock, were issued in exchange for $20,000 in cash. In April 1999, 682,000 shares of Common Stock, were issued in exchange for $17,800 in cash.




                                    page F-7

--------------------------------------------------------------------------------
                                    PART III
--------------------------------------------------------------------------------
                           Item 1. Index to Exhibits.
--------------------------------------------------------------------------------
                                  Exhibit Index

================================================================================
 EXHIBIT             TABLE CATEGORY  /  DESCRIPTION OF EXHIBIT             PAGE
  TABLE                                                                   NUMBER
    #
--------------------------------------------------------------------------------
             [2] ARTICLES/CERTIFICATES OF INCORPORATION, AND BY-LAWS
--------------------------------------------------------------------------------
   2.1      ARTICLES OF INCORPORATION                                        33
--------------------------------------------------------------------------------
   2.2      BY-LAWS                                                          36
--------------------------------------------------------------------------------
                           [6] MATERIAL CONTRACTS
--------------------------------------------------------------------------------
   6.1     FINANCIAL SERVICES CONSULTING AGREEMENT                           45
--------------------------------------------------------------------------------
   6.2     ATTORNEY DISCLOSURE AND SPECIAL RELATIONSHIP AGREEMENT            51
--------------------------------------------------------------------------------
   6.3     ATTORNEY DISCLOSURE AND SPECIAL RELATIONSHIP AGREEMENT            56
--------------------------------------------------------------------------------
   6.4     ATTORNEY DISCLOSURE AND SPECIAL RELATIONSHIP AGREEMENT            61
================================================================================

                                   SIGNATURES

     In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to signed on its behalf by the undersigned, thereunto authorized.


                               eWorld Travel Corp.

Dated: January 28, 2000
                                            by


/s/                                                                         /s/


-----------------------------                 ----------------------------------
Gerald Yakimishyn                                                  Kirt W. James
PRESIDENT/DIRECTOR                                            SECRETARY/DIRECTOR





                                       32